                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------

          VMARK Software, Inc. (Formerly known as Easel Corporation
       ---------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $ .01 Par Value
                     ----------------------------------
                       (Title of Class of Securities)

                                270334105
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  11  Pages
                                        ----

CUSIP No. 270334105                   13G                 Page  2  of  11  Pages
          ---------                                            ---    ----

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              Special Situations Fund III, L.P. ("The Fund")
              F13-3737427
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

              Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  None
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

              None
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

              0
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

              IV
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 270334105                   13G                 Page  3  of  11  Pages
          ---------                                            ---    ----

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              MGP Advisers Limited Partnership ("MGP")
              F13-3263120
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

              Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  None
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

              None
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

              0
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

              IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 270334105                   13G                 Page  4  of  11  Pages
          ---------                                            ---    ----

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              AWM Investment Company, Inc. ("AWM")
              11-3086452
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

              Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  None
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

              None
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

              0
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

              IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 270334105                   13G                 Page  5  of  11  Pages
          ---------                                            ---    ----

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              Austin W. Marxe
              ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

              United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  1,063
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  1,063
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

              1,063
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

              .01%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages


Item 1.

(a)       NAME OF ISSUER:  VMARK Software, Inc.

(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          25 Corporate Drive, Burlington, Massachusetts 01803

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"), (ii) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (iii) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (iv) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, New
          York, New York 10022.   The business of the Fund is to acquire,
          purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. MGP is a general partner of and investment adviser to the Fund. MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to the Fund. AWM, a Delaware corporation primarily owned by Austin Marxe, serves as the sole

                                                              Page 7 of 11 Pages

          general partner of MGP. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the investment adviser to, and general partner of, Special Situations Cayman Fund, L.P., a limited partnership formed under the laws of the Cayman Islands (the "Cayman Fund"). Austin W. Marxe is also the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP, the Fund and the Cayman Fund.

2(b)      TITLE OF CLASS OF SECURITIES: See cover sheets.

2(c)      CUSIP NUMBER:  See cover sheets.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ( )   Broker or Dealer registered under section 15 of the Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income

                                                              Page 8 of 11 Pages

          Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with
          Section 240.13d-1 (b) (ii) (G)

(h) ( )   Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4.   OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 1,063 shares of Common Stock are beneficially owned by Austin W. Marxe.

(b) PERCENT OF CLASS: .01 percent of the Common Stock are beneficially owned by Austin Marxe.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO VOTE AND/OR DISPOSE OF SECURITIES: Austin Marxe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by Austin Marxe.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that
          five percent of the class of securities, check the following   x  .
                                                                        ----
Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.

                                                             Page 9 of 11 Pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A attached hereto.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable

Item 9.   NOTICES OF DISSOLUTION OF GROUP:  Not applicable.

Item 10. CERTIFICATION: Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 10 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1996
       -----------------

                              SPECIAL SITUATIONS FUND III, L.P.



                              By:/s/ Austin W. Marxe
                                 ----------------------------
                                   Austin W. Marxe
                                   Individual General Parnter


                              MGP ADVISERS LIMITED PARTNERSHIP
                              By: AWM Investment Company, Inc.



                              By:/s/ Austin W. Marxe
                                 ----------------------------
                                   Austin W. Marxe
                                   President and Chief Executive Officer


                              AWM INVESTMENT COMPANY, INC.



                              By:/s/ Austin W. Marxe
                                 ----------------------------
                                   Austin W. Marxe
                                   President and Chief Executive Officer




                                   /s/ Austin W. Marxe
                                 ----------------------------
                                   AUSTIN W. MARXE

                                                             Page 11 of 11 Pages





                                    EXHIBIT A


               This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment adviser to, the Cayman Fund. Austin W. Marxe is the principal owner and President of AWM.